SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2020

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number

1.1	2020 Interim Report, dated August 18, 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 31, 2020	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

China Telecom Corporation Limited HKEx Stock Code :728 NYSE Stock COde: CHA Connecting Infinity Empowering Future Interim Report 2020

Forward-looking Statements Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”, a joint stock limited company incorporated in the People’s Republic of China with limited liability) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. Contents 001 002 009 011 012 014 016 017 019 040 Financial Highlights Chairman’s Statement Financial Review Report on Review of Interim Financial Statements Unaudited Consolidated Statement of Financial Position Unaudited Consolidated Statement of Comprehensive Income Unaudited Consolidated Statement of Changes in Equity Unaudited Consolidated Statement of Cash Flows Notes to the Unaudited Interim Financial Statements Other Information

# Financial Highlights

| | Six-month period ended 30 June | |
|---|---|---|
| | 2020 | 2019 |
| Operating revenues *(RMB million)* | 193,803 | 190,488 |
| Service revenues[1] *(RMB million)* | 187,110 | 182,589 |
| EBITDA[2] *(RMB million)* | 63,154 | 63,287 |
| EBITDA margin[3] | 33.8% | 34.7% |
| Net profit[4] *(RMB million)* | 13,949 | 13,909 |
| Earnings per share *(RMB)* | 0.172 | 0.172 |
| Capital expenditure *(RMB million)* | 43,126 | 35,019 |



Operating revenues
(RMB million)
193,803
190,488
1H2020
1H2019



EBITDA[2]
(RMB million)
63,154
63,287
1H2020
1H2019



Net Profit[4]
(RMB million)
13,949
13,909
1H2020
1H2019

1 Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
2 EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
3 EBITDA margin is calculated based on EBITDA divided by service revenues.
4 Net profit represents profit attributable to equity holders of the Company.

China Telecom Corporation Limited Interim Report 2020 001

Chairman’s    Statement Dear Shareholders, In the first half of 2020, the Company proactively responded to the impact of the COVID-19 epidemic (the “Epidemic”), while actively embracing technological integration and innovation. Grasping the precious opportunities emerging from the accelerating development of the digital economy, the Company, in accordance with its customer-oriented principles, expanded its integrated information services including 5G and cloud services by unleashing its edges in new infrastructure resources. The Company deepened Cloudification reform, built up the digitalised platform and laid out plan for digital transformation, to speed up the shift of development impetus, promote the comprehensive enhancement of quality and efficiency, and push forward the high-quality development. As a result, the Company’s operating results remained solid, continuing to take concrete steps in the new journey towards integrated intelligent information services. Overall Results In the first half of 2020, operating revenues of the Company amounted to RMB193.8 billion, representing an increase of 1.7% compared to the same period last year. Service revenues1 amounted to RMB187.1 billion, representing an increase of 2.5% compared to the same period last year. Of which, mobile service revenues amounted to approximately RMB90.5 billion, representing an increase of 2.5% over the same period last year with growth rate maintaining the leading position in the industry. Wireline service revenues amounted to RMB96.6 billion, representing an increase of 2.4% over the same period last year. EBITDA2 amounted to approximately RMB63.2 billion,    representing a decline of 0.2% over the same period last year. Net profit3 amounted to RMB13.9 billion, representing an increase of 0.3% over the same period last year, while basic earnings per share were RMB0.172. Capital expenditure was RMB43.1 billion and free cash flow4 was approximately RMB9.5 billion. Taking shareholders’ returns into consideration, alongside the Company’s profitability, cash flow level and capital needs for future development, the Board of Directors has decided not to pay an interim dividend this year. The Board of Directors believes that the Company will continue its efforts to create good value for its shareholders. The Board of Directors will proactively consider the demand for shareholders’ returns when evaluating the final dividend proposal from a a comprehensive perspective, which will be proposed to the shareholders’ general meeting accordingly. Business development In the first half of 2020, the sudden outbreak of the Epidemic has impacted and challenged the Company’s operation and development, while at the same time, also spawning new informatisation demand from the society. The Company proactively responded 1 to the pressures while fully riding the trends of cyberisation, intelligentisation and digitalisation, both in production and daily life. The Company accelerated 5 5G scale commercialisation, expanded integrated information services and strived to push forward the scale development with effectiveness. As a result, the Company’s operating results have improved month by month and the effectiveness of its customer-oriented . value management system was pronounced. Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues. EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation. Net profit represents profit attributable to equity holders of the Company. Free cash flow is calculated based on EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights. China Telecom Corporation Limited Interim Report 2020

China Telecom Corporation Limited Interim Report 2020 003 Scale expansion led by 5G, subscriber value stabilised and enhanced. The Company leveraged benefits of network co-building and co-sharing, quickly launched 5G networks with contiguous coverage in more than 50 key cities and took the lead in achieving industry-leading 5G network speed for commercial use. Focusing on applications such as AR/VR, cloud gaming and ultra HD, the Company carried out extensive innovative cooperation, introduced more than a thousand of ultra HD and VR video content, and launched hundreds of cloud games. The Company also released “e-Surfing Cloud AR” products, created a variety of VR live streaming content, including the “Savouring China on Cloud”. We promoted value enhancement of our individual customers by continuous promotion of the 5G membership service model of “5G + Privileges + Applications”, which propelled the upgrade of 4G users. This resulted in a promising start of our 5G service with our mobile market position being further consolidated and enhanced. In the first half of the year, the total number of the Company’s mobile subscribers reached 343 million, representing a net addition of 7.90 million. The number of 5G package subscribers reached 37.84 million. As the number of subscribers for 5G applications, such as e-Surfing ultra HD, cloud gaming and cloud VR, increased rapidly, our 5G service continuously drove the growth of mobile subscribers’ value. Our mobile ARPU has stabilised and increased compared to that of the second half of last year, with the year-on-year decline gradually slowing down. Smart Family deployment delivering prominent results, restoring the value of the broadband service. The Company captured upgrade demand for family informatisation in areas such as online education, remote office and video entertainment, among others. The Company further enhanced its household Gigabit access service by leveraging 5G + Fibre Broadband + WiFi6, expedited the penetration of Smart Family

5Smart Family applications and services include services such as Whole-home WiFi and Family Cloud, among others. 6 Broadband blended ARPU is calculated based on the sum of monthly average revenues from broadband access, e-Surfing HD and Smart Family applications and services divided by the average number of broadband subscribers. 7 The development of the 5G “Super Uplink” (UL Tx switching) was led by China Telecom. It was incorporated into the 5G R16 global unified specification by 3GPP on 3 July 2020. Industrial Digitalisation includes IDC, Industry Cloud, Network Dedicated Line, Internet of Things (IoT), Internet Finance, system integration services and other informatisation services. China Telecom Corporation Limited Interim Report 2020 Chairman’s Statement product and service portfolio and forged the overall competitiveness of its high-quality Gigabit access services coupled with Smart Family applications. This drove the integration and mutual promotion between the Company’s broadband service and Smart Family service. In the first half of the year, the number of the Company’s broadband subscribers reached 154 million. Revenues for wireline broadband access amounted to RMB35.3 billion, representing an increase of 0.5% compared to the same period of last year and reversing the downward trend. The number of e-Surfing HD subscribers reached 114 million with revenue increasing by 16.9% over the same period of last year to RMB4.2 billion. Revenue for Smart Family applications and services5 reached RMB1.2 billion, representing an increase of 131% compared to the same period last year. Of which, the number of Whole-home WiFi subscribers reached 25 million with revenue amounting to approximately RMB800 million; and revenues from Family Cloud and e-Surfing Webcam increased by approximately 1.5 times and 6.5 times respectively, compared to the same period of last year. Our rapid expansion in the Smart Family market effectively facilitated the restoring of the value of our broadband service. In the first half of the year, our broadband access ARPU was RMB38.3, up by 4.6% from the second half of last year, with the year-on-year decline being significantly narrowed. The broadband blended ARPU6 reached RMB44.2, representing an increase of 8.1% compared to that of the second half of last year and rebounding to the same level as the same period of last year. The value contribution of Smart Family was significantly enhanced. Accelerating integration and innovation of new technologies, expanding the new space provided by Industrial Digitalisation. The Company firmly grasped the trend of digital transformation of economy and society. Focusing on targeted markets such as digital government, smart cities, hygiene and healthcare and industrial Internet, the Company sped up the integration and innovation of new information technologies including 5G, cloud, Big Data, Internet of Things (IoT) and artificial intelligence (AI). Leveraging its unique strength    in cloud-network integration, the Company constructed a digitalised platform and expanded ecological cooperation, in order to strengthen the development and operation of its cloud-network products and accelerate the matureness and launch of 5G industry applications in various fields. The Company also supported the building of digital government and the empowerment of smart cities, built a “1 + 2” digital platform for smart cities and conducted research and development (“R&D”) of “IoT-cloud integration” products. The Company created a standardised demonstration framework for smart park with digital twin, built benchmarking demonstrative digital projects such as smart communities, smart firefighting, smart construction sites and city pipeline networks. The Company also expanded the field of 5G + industrial Internet, amassing more than 300 use cases. On the basis of 5G “Super Uplink”7, edge cloud, IoT and AI technologies, the Company built a series of benchmarking industry applications for smart manufacturing, including the cloud platform for video inspection and control, unmanned cargo delivery, smart manufacturing workshops and informatised smart parks. In these ways, we significantly enhanced our capabilities to expand into the Industrial Digitalisation market. In the first half of the year, revenue for the Company’s Industrial Digitalisation8 amounted to RMB42.9 billion, taking an industry leading position in terms of revenue size and representing an increase of 5.1% compared to the same period of last year. Of which, revenue for IDC amounted to RMB14.5 billion, representing an increase of 11.9% compared to the same period of last year. Revenue from Industry Cloud amounted to RMB4.7 billion, representing an increase of 30.4% compared to the same period of last year, and revenue for Network Dedicated Line reached RMB10.2 billion, representing an increase of 4.6% compared to the same period of last year. Revenue for IoT amounted to RMB1.3 billion, representing an increase of 15.5% compared to the same period of last year, while revenue for Internet Finance amounted to approximately RMB700 million, representing an increase of 7.5% compared to the same period of last year.

China Telecom Corporation Limited Interim Report 2020 005 Continuing Cloudification reform, while deploying digital transformation to advance high-quality development At present, cloud-network integration and new infrastructure have become the essential foundation for the accelerating development of the digital economy. In the first half of the year, the Company pushed forward the construction of new infrastructure based on cloud-network integration from a comprehensive perspective, deepened innovation of mechanism and system and proactively engaged in open cooperation. The Company promoted digital transformation and accelerated the establishment of new impetus to foster capabilities and accumulate momentum for high-quality development. Building “new infrastructure” based on cloud-network integration to capture new opportunities emerging from the digital economy. The Company accelerated the advancement of its cloud-network integration strategy of “Cloud central, Network around, Network adaptive to cloud, Cloud and network as one”, and continued to establish the capabilities system in terms of resource, technology, ecology, application, security, and endowment for e-Surfing Cloud. In the area of network infrastructure, the Company continued to conduct 5G network co-building and co-sharing with China United Network Communications Corporation Limited. In the first half of the year, the Company invested RMB20.2 billion to build and activate approximately 80,000 5G base stations. The total number of 5G base stations in use is close to 210,000, enabling a quick establishment of the network coverage capability while effectively reducing network construction and operating costs. The 200MHz bandwidth network achieved a peak downlink speed of 2.7Gbps, with leading user experience in terms of 5G speed. The Company adopted 5G standalone (SA) architecture as the best practice for cloud-network integration and continued to strengthen its technological innovation. After having launched the world’s first SA commercial network capability in 2019 in Shenzhen, the Company accelerated the construction of a nationwide SA network for commercial use. In addition, the Company also expedited the construction of high-quality optical transport networks (OTN) for government and enterprise customers, and superior CN2-DCI carrying networks, alongside e-Surfing Cloud intelligent network based on SD-WAN. The Company also completed the construction of a nationwide ROADM backbone network and achieved unified allocation of network resources, further strengthening its leading edges in networks. In the area of cloud resources, the Company quickened its unified deployment of cloud and IDC based on “2+4+31+X” layout and forged differentiated competitive advantages. The Company built mega-scale IDC parks in Inner Mongolia and Guizhou to meet the needs from national sizeable customers. In the four most economically developed regions of China namely Beijing-Tianjin-Hebei, Yangtze River Delta, Guangdong-Hong Kong-Macau, and Sichuan-Chongqing-Shaanxi, the Company deployed IDC on a large-scale around core cities, covering the surrounding areas. Across the key cities of the 31 provinces nationwide, the Company consolidated provincial cloud resource pools to meet localised business needs. At the edge of the network, based on the resources of nearly 60,000 exchange buildings and integrated access offices, the Company built massive edge nodes, leveraging the technical feature of 5G MEC to meet the requirements for low latency at the millisecond-grade for use cases such as industrial Internet and autonomous driving. At present, the total number of the Company’s IDC sites exceeds 600, which is the largest in number and also most widely deployed in China. The number of cabinets is over 380,000, of which 80% are deployed in the four economically developed regions while 60% are concentrated in mega-scale and large-scale data centres9. With prominent data-orientated characteristic and significant edges of centralisation with efficiency, the national average cabinets utilisation rate is 70%, which is higher than the industry average with room for further expansion. In the future, the Company will continue to expedite the construction of large-scale data centres in the four regions of Beijing-Tianjin-Hebei, Yangtze River Delta, Guangdong-Hong Kong-Macau, and Sichuan-Chongqing-Shaanxi. The Company will continue to consolidate its leading competitive advantages in IDC leveraging the unique edges of operators, including Internet access capabilities, flourishing product portfolio, secure and reliable service assurance, and strong customer resources. According to the scale classification on data centre from MIIT, a mega-scale data centre refers to a data centre with a scale greater than or equal to 10,000 standard cabinets; and a large-scale data centre refers to a data centre with a scale greater than or equal to 3,000 standard cabinets and less than 10,000 standard cabinets. Chairman’s Statement

006 China Telecom Corporation Limited Interim Report 2020 Chairman’s Statement In the area of cloud applications, the Company accelerated the commercialisation of core technologies of e-Surfing Cloud, built digitalised platforms such as cloud desktop, big video, Big Data and AI, IT PaaS, and hybrid clouds. Focusing on the typical use cases of cloud migration for enterprises, the Company collaborated with leading domestic and foreign application partners to build the ecosystem for products and solutions, launching a series of cloud applications and services for different sectors such as government administration, healthcare, education, SMEs, finance, industrial enterprises, and smart cities. The Company also embarked on the construction of the new-generation cloud-network operating system and achieved self-selected bandwidth and fast service activation capabilities empowered by a “cloud-led network”. In July 2020, at the “Trusted Cloud Summit 2020”, the Company’s e-Surfing Cloud received three best practice awards in the areas of cloud management and cloud network, cloud infrastructure services, and industrial services and was accredited with the “Top 10 Best Cloud Migration” outstanding cases, including 5G intelligent management and maintenance system for roads and bridges; cloud platforms for video; cloud services for smart hospitals; dedicated cloud for financial security; and hybrid cloud for Hangzhou Steam Turbine. Our e-Surfing Cloud services have now covered individual, family, government and enterprise customers. In the first half of the year, revenue for Overall Cloud10 continued to increase rapidly to approximately RMB6.7 billion, with further elevation in size. Deepening reform of mechanism and system, strengthening proprietary technological innovation and promoting ecological cooperation of industry chain. Driven by customer demand, the Company commenced the system reform in government and enterprise business field. For targeted markets such as hygiene and healthcare, digital government, smart cities, industrial Internet, finance, SMEs, IDC partnership with cloud service providers, education, transportation and logistics, the Company set up an information services business group for government and enterprise customers which vertically integrated companies at three levels, including headquarters, provincial and municipal levels. The Company broke through internal boundaries within its organisation, strengthened its cross-field capability coordination, enhanced R&D and innovation for cloudbased and platform-based solutions, and introduced a market-oriented assessment and incentive mechanism. 10 Overall Cloud includes Industry Cloud, Family Cloud and access service directly related to cloud, etc. The Company invested more into R&D, pushed forward reform of flattening its R&D system and continued to make breakthroughs in key technologies in the area of new infrastructure. The Company led the development and release globally of “5G SA Implementation Guidelines”, supported the enriching and flourishing of the 5G SA ecological environment. Within the 3GPP R16 standards, the Company led the formulation of 10 technical standards and the completion of the 5G “Super Uplink” core standard, which was included as one of the key features for 5G R16 standards. The Company ranked first amongst global operators in terms of the number of 3GPP RAN projects initiated. The Company conducted proprietary R&D for lightweight UPF products with highefficiency connection to the 5G core network, which enabled lightweight, low-cost and flexible deployment of 5G, propelling 5G endowment to vertical industries. The Company also increased its proprietary R&D capability of e-Surfing Cloud, mastered a series of core technologies in integrating infrastructure, platform, and “Cloud + AI/5G/ultra HD” and built out abundant digitalised platforms and products for e-Surfing Cloud. The Company constructed digitalised platforms based on cloud-network unification which congregated capabilities in areas such as connectivity, cloud, security, payment, video, Big Data and AI, so as to empower the external ecosystem as well as its customers and partners and establish a digitalised ecosystem that connects industry value chains and integrates multiindustries. The Company expanded ecological cooperation and introduced external capital. Our Internet Finance company started the comprehensive strategic cooperation with UnionPay’s Cloud QuickPass, enabled the interconnection of QR code payments and cosharing of users, channels and merchants resources. The second round of strategic investment introduction under mixed ownership reforms has also commenced. Focusing on key areas such as 5G content, cloud, Smart Family, security and vertical industries, the Company strengthened deployment of ecological cooperation with leading companies and explored the establishment of a market-orientated operating approach to fully motivate employees.

China Telecom Corporation Limited Interim Report 2020 007 Chairman’s Statement Deploying digital transformation to enhance corporate operating efficiency. The Company utilised the capability congregation effect of its digitalised platforms to provide endowment to the external, as well as internal management and operation at the same time. The Company expanded the application of Big Data and AI in areas such as sales and marketing, investment, operation and maintenance, and management and service, to drive smart operation and promote quality and efficiency enhancement. The Company accelerated the transformation of its development mode, deepened value management, enhanced the capability of its full channel operation, and built up its customer-oriented, digitalised and integrated online and offline channel system. The Company carried out intelligent analysis of target users’ personalised needs to enhance the quality of products and services while promoting information applications. The Company continuously reduced channel costs and wireline terminal costs, effectively enhancing the effectiveness of its market expansion. The Company ranked first within the industry for satisfaction in terms of public users, handset Internet access and mobile voice, while also maintaining an industry-leading position in overall customer satisfaction. The Company reinforced precision network investment and operation. Through the correlation analysis of massive data, the Company precisely planned the construction of 5G base stations, expanded its 4G base stations capacity dynamically and increased FTTH port utilisation rate. The Company leveraged AI technology to commence energy saving pilot trials for mobile base stations and IDC sites. The Company also continued to promote energy consumption sub-division and strived for government preferential policy for electricity charges. The Company pushed forward the construction of base stations on the same site, increased tower sharing ratio and promoted the decommissioning of obsolete equipment. These multiple initiatives were implanted to tighten cost control in areas such as electricity charges, tower rentals and repairs. The Company further refined value management, appropriately managed and controlled aging cycle of projects and their profitability, revitalised existing equity investments and increased return on equity, thereby comprehensively elevating the input and output efficiency of resources. Corporate Governance and Social Responsibility Award-winning and high level of governance. The Company strives to maintain a high level of corporate governance by adhering to excellent, prudent, and effective corporate governance principles. We continued to improve our corporate governance methods, standardise our operations, strengthen our internal control system and implement comprehensive measures in the areas of governance and disclosures, to ensure that our corporate operations align with the long-term interests of the Company and its shareholders. In the area of corporate governance, our consistent efforts and outstanding performance have been widely recognised and highly appreciated by the capital market. The Company was awarded “Most Honoured Company in Asia” by Institutional Investor for the tenth consecutive year and ranked second in its “Best Environmental, Social and Governance” and “Best Investor Relations Program” categories for Asian telecommunications industry. The Company was also named “No.1 Best Telecommunications Company in Asia” in the “Asia’s Best Managed Companies Poll 2020” organised by FinanceAsia and No.2 in its “Best Environmental Stewardship in China”, “Most Committed to Social Causes in China” and “Best Investor Relations in China” awards and No.3 for its “Best Corporate Governance in China” award. In addition, the Company was also awarded “The Best of Asia – Icon on Corporate Governance” for the thirteenth time by Corporate Governance Asia. Fully implemented corporate social responsibility by supporting epidemic prevention and control and safeguarding economic and social development. With the outbreak of the COVID-19 epidemic at the beginning of this year, the Company was fully committed to the telecommunications and emergency assurance for epidemic prevention, and quickly activated 5G service for Huoshenshan and Leishenshan hospitals. The Company also provided 4K ultra HD live 5G cloud broadcast of the construction of the hospitals, with accumulated hits of its “cloud supervision” live broadcast exceeding over 300 million and the concurrent live viewer number peaked beyond 20 million. The Company successfully completed the important assurance tasks such as video connection and remote diagnostics and consultation

008 China Telecom Corporation Limited Interim Report 2020 Chairman’s Statement between hospitals in Wuhan and other provinces and municipalities. The Company launched “Operation Warm Spring”, leveraging on its edges stemming from cloudnetwork integration to promote a number of integrated information services such as SMEs cloud migration, e-Surfing Cloud conferencing, education cloud migration and hospital cloud migration, among others. The Company also initiated informatisation services support specifically for SME customers, while helping small, medium and micro enterprises, as well as self-employed merchants to reduce their operational burdens. The Company provided rent reductions and exemptions, as well as other forms of business support for its channel agents and other partners in order to support epidemic prevention and control, as well as the resumption of business and production. The Company also promptly launched more than 20 service measures such as public welfare SMS, incoming call business card and quick activation of services. During the period of epidemic prevention and control, the Company provided various integrated information services to healthcare personnel for free, while also strengthening its care for employees and to safeguard their safety and well-being. Outlook As present, the digital transformation of national economy and society is accelerating, while the economic structure continuing to optimise and the shift of development impetus being expedited. The communications industry is now at a new historical starting point. The new round of technological and industrial revolution, combined with the integration and innovation of the new generation of information and communications technologies, has generated new business formats. New infrastructure, represented by 5G and data centres, are the cornerstones of the fourth industrial revolution, which will create massive and indepth development opportunities for the Company. The Company will adhere to the new development principles, promote epidemic prevention and control as well as operation and development in a coordinated approach, grasp new trends of digital transformation of economy and society, intelligent upgrades and integration and innovation, to proactively push forward new infrastructure construction to support Cyberpower, while safeguarding network and information security. The Company will accelerate its Cloudification reform as well as digital transformation, strengthen its edges in cloud-network integration and build up digitalised platform capability. The Company will strengthen its efforts in technological innovation, cultivate ecological cooperation, continuously enhancing its development momentum and vitality to achieve corporate sustainable and healthy development with higher quality and higher efficiency. The Company will accelerate the advancement towards becoming an integrated intelligent information service provider, while striving to create new value for shareholders. Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to all our shareholders and customers for their support. I would also like to express our sincere thanks to all our employees for their hard work and contributions. At the same time, I would like to welcome Mr. Li Zhengmao and Mr. Shao Guanglu to join our Board of Directors. Ke Ruiwen Chairman and Chief Executive Officer Beijing, China 18 August 2020

Financial Review China Telecom Corporation Limited Interim Report 2020 009 Operating Revenues In the first half of 2020, the Company proactively responded to the Epidemic, while actively embracing technological integration and innovation. Precisely grasping the opportunities emerging from the accelerating development of the digital economy, the Company, in accordance with its customer-oriented principles, expanded its integrated information services including 5G and cloud services by unleashing its edges in new infrastructure resources. The Company deepened Cloudification reform and laid out plan for digital transformation to speed up the shift of development impetus and promote the comprehensive enhancement of quality and efficiency. As a result, the Company’s operating results remained solid. In the first half of the year, operating revenues amounted to RMB193,803 million, representing an increase of 1.7% over the same period last year. Service revenues1 amounted to RMB187,110 million, representing an increase of 2.5% over the same period last year. Among the service revenues, mobile service revenues amounted to RMB90,462 million, increased by 2.5% over the same period last year; wireline service revenues amounted to RMB96,648 million, increased by 2.4% over the same period last year. Non-voice service revenues accounted for 88.9% of service revenues, representing an increase of 1.8 percentage points over the same period last year. Operating Expenses The Company proactively deployed the development of 5G and enterprise digital transformation, strengthened the development of Industrial Digitalisation service capabilities and enhanced the deployment in research and development and innovation to support sustainable development in the future. Meanwhile, the Company continuously enhanced its precision cost control and promoted the enhancement of the resource utilisation effectiveness. In the first half of 2020, operating expenses amounted to RMB174,825 million, representing an increase of 2.5% over the same period last year. Operating expenses accounted for 90.2% of operating revenues, representing an increase of 0.7 percentage point over the same period last year. In the first half of the year, depreciation and amortisation amounted to RMB44,176 million, representing an increase of 1.9% over the same period last year. The Company persistently enhanced network capabilities and quality to support the development of 5G and Industrial Digitalisation, and appropriately increased the deployment in network operation expenditures. In the first half of the year, network operations and support expenses amounted to RMB57,698 million, representing an increase of 13.6% over the same period last year. The Company continuously optimised its sales and marketing model and coordinated the development of online and offline channels. Meanwhile, the Company reinforced its precision deployment in sales and marketing resources and enhanced the investment efficiency of sales and marketing resources. In the first half of the year, selling, general and administrative expenses amounted to RMB25,997 million, representing a decrease of 11.0% over the same period last year. The Company continued to increase incentives for high-tech talents, frontline employees and high-performance teams to mobilise the enthusiasm of employees. In the first half of the year, personnel expenses amounted to RMB35,512 million, representing an increase of 6.6% over the same period last year. In the first half of the year, other operating expenses amounted to RMB11,442 million, representing a decrease of 17.6% over the same period last year, which was mainly due to the decrease in the number of mobile terminals sold by the Company. 1 Service revenues are calculated based on operating revenues minus sales of mobile terminals (first half of 2020: RMB3,442 million; first half of 2019: RMB5,480 million), sales of wireline equipment (first half of 2020: RMB1,887 million; first half of 2019: RMB1,686 million) and other nonservice revenues (first half of 2020: RMB1,364 million; first half of 2019: RMB733 million). Financial Review

Financial Review Net Finance Costs In the first half of 2020, the Company continued to improve the centralised capability of the group-wide internal capital, effectively controlling the scale of indebtedness. The Company also seized the opportunities of favourable market interest rate to replace bank loans with bond products of lower cost. Net finance costs amounted to RMB1,572 million, representing a decrease of 23.6% over the same period last year. Profitability Level The Company firmly seized the prime opportunities period for digital economy development, deepened reform and innovation and strived to promote cost reduction and efficiency improvement, enabling the Company to maintain stable profitability. In the first half of the year, profit attributable to equity holders of the Company amounted to RMB13,949 million, representing an increase of 0.3% over the same period last year. EBITDA2 amounted to RMB63,154 million, representing a decrease of 0.2% over the same period last year; while EBITDA margin3 was 33.8%. Capital Expenditure and Cash Flows In order to rapidly establish 5G network capabilities, the Company accelerated the investment in 5G network construction. In the first half of the year, capital expenditure amounted to RMB43,126 million, representing an increase of 23.2% over the same period last year. In the first half of the year, free cash flow4 amounted to RMB9,495 million. Assets and Liabilities The Company continued to maintain a solid financial position. As at 30 June 2020, total assets increased by 1.5% to RMB714,007 million from RMB703,131 million at the end of 2019. Total indebtedness5 decreased by 37.2% to RMB49,597 million from RMB79,022 million at the end of 2019. The gearing ratio6 decreased to 12.2% from 18.3% at the end of 2019. 2 EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies. 3 EBITDA margin is calculated based on EBITDA divided by service revenues. 4 Free cash flow is calculated based on EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights. 5 Total indebtedness refers to interest-bearing debts excluding lease liabilities. 6 Gearing ratio is calculated based on total indebtedness divided by total capital, while total capital is calculated based on total equity attributable to equity holders of the Company plus total indebtedness. 010 China Telecom Corporation Limited Interim Report 2020

Deloitte Report on Review of Interim Financial Statements    [Graphic Appears Here] To the Board of Directors of China Telecom Corporation Limited Introduction We have reviewed the interim financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 12 to 39, which comprise the consolidated statement of financial position as at 30 June 2020 and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not prepared, in all material respects, in accordance with IAS 34. Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong 18 August 2020 China Telecom Corporation Limited Interim Report 2020 011

Consolidated Statement of Financial Position (Unaudited) at 30 June 2020 (Amounts in million) 30 June 31 December 2020 2019 Notes RMB RMB ASSETS Non-current assets Property, plant and equipment, net 395,246 410,008 Construction in progress 78,066 59,206 Right-of-use assets 57,980 61,549 Goodwill 29,923 29,923 Intangible assets 15,933 16,349 Interests in associates 39,428 39,192 Financial assets at fair value through profit or loss 40 —Equity instruments at fair value through other comprehensive income 1,317 1,458 Deferred tax assets 9 8,137 7,577 Other assets 4,484 4,687    Total non-current assets 630,554 629,949    Current assets Inventories 3,061 2,880 Income tax recoverable 1,025 1,662 Accounts receivable, net 5 32,502 21,489 Contract assets 794 474 Prepayments and other current assets 21,548 22,219 Financial assets at fair value through profit or loss — 39 Short-term bank deposits 2,580 3,628 Cash and cash equivalents 6 21,943 20,791    Total current assets 83,453 73,182    Total assets 714,007 703,131 The notes on pages 19 to 39 form part of these interim financial statements. 012 China Telecom Corporation Limited Interim Report 2020

30 June 31 December 2020 2019 Notes RMB RMB LIABILITIES AND EQUITY Current liabilities Short-term debt 7 12,012 42,527 Current portion of long-term debt 7 3,936 4,444 Accounts payable 8 122,439 102,616 Accrued expenses and other payables 67,381 48,516 Contract liabilities 51,455 54,388 Income tax payable 296 243 Current portion of lease liabilities 11,703 11,569 Current portion of deferred revenues 314 358    Total current liabilities 269,536 264,661 Net current liabilities (186,083) (191,479)    Total assets less current liabilities 444,471 438,470    Non-current liabilities Long-term debt 7 33,649 32,051 Lease liabilities 27,107 30,577 Deferred revenues 978 1,097 Deferred tax liabilities 9 22,322 19,078 Other non-current liabilities 593 627    Total non-current liabilities 84,649 83,430    Total liabilities 354,185 348,091 Equity Share capital 80,932 80,932 Reserves 276,238 271,578 Total equity attributable to equity holders of the Company 357,170 352,510 Non-controlling interests 2,652 2,530    Total equity 359,822 355,040    Total liabilities and equity 714,007 703,131 [Graphic Appears Here] Consolidated Statement of Financial Position (Unaudited) at 30 June 2020 (Amounts in million) The notes on pages 19 to 39 form part of these interim financial statements. China Telecom Corporation Limited Interim Report 2020 013

Consolidated Statement of Comprehensive Income (Unaudited) for the six-month period ended 30 June 2020 (Amounts in million except per share data) Six-month period ended 30 June 2020 2019 Notes RMB RMB Operating revenues 10 193,803 190,488 Operating expenses Depreciation and amortisation (44,176) (43,343) Network operations and support 11 (57,698) (50,780) Selling, general and administrative (25,997) (29,216) Personnel expenses 12 (35,512) (33,316) Other operating expenses 13 (11,442) (13,889)    Total operating expenses (174,825) (170,544)    Operating profit 18,978 19,944 Net finance costs 14 (1,572) (2,057) Investment income 53 26 Share    of profits of associates 787 605    Profit before taxation 18,246 18,518 Income    tax 15 (4,175) (4,493)    Profit    for the period 14,071 14,025    Other comprehensive income for the period Items that will not be reclassified subsequently to profit or loss: Change in fair value of investments in equity instruments at fair value through other comprehensive income (141) 221 Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income 36 (55)    (105) 166    Items that may be reclassified subsequently to profit or loss: Exchange difference on translation of financial statements of subsidiaries outside mainland China 88 19 Share of other comprehensive income of associates (4) (2)    84 17    Other    comprehensive income for the period, net of tax (21) 183    Total comprehensive income for the period 14,050 14,208    The notes on pages 19 to 39 form part of these interim financial statements. 014 China Telecom Corporation Limited Interim Report 2020

Consolidated Statement of Comprehensive Income (Unaudited) for the six-month period ended 30 June 2020 (Amounts in million except per share data) Six-month period ended 30 June 2020 2019 Note RMB RMB Profit attributable to Equity holders of the Company 13,949 13,909 Non-controlling interests 122 116 Profit for the period 14,071 14,025 Total comprehensive income attributable to Equity holders of the Company 13,928 14,092 Non-controlling interests 122 116    Total comprehensive income for the period 14,050 14,208 Basic earnings per share 17 0.17 0.17 Number of shares (in million) 17 80,932 80,932 The notes on pages 19 to 39 form part of these interim financial statements. China Telecom Corporation Limited Interim Report 2020 015

# Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2020 (Amounts in million)

| | | Attributable to equity holders of the Company | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Share capital RMB | Capital reserve RMB | Share premium RMB | Surplus reserves RMB | General risk reserve RMB | Other reserves RMB | Exchange reserve RMB | Retained earnings RMB | Total RMB | Non-controlling interests RMB | Total equity RMB |
| Balance as at 1 January 2019 | | 80,932 | 17,806 | 10,746 | 76,231 | – | 160 | (727) | 155,481 | 340,629 | 1,027 | 341,656 |
| Profit for the period | | – | – | – | – | – | – | – | 13,909 | 13,909 | 116 | 14,025 |
| Other comprehensive income for the period | | – | – | – | – | – | 164 | 19 | – | 183 | – | 183 |
| Total comprehensive income for the period | | – | – | – | – | – | 164 | 19 | 13,909 | 14,092 | 116 | 14,208 |
| Contribution from non-controlling interests | | – | – | – | – | – | – | – | – | – | 1,500 | 1,500 |
| Acquisition of non-controlling interests | | – | 3 | – | – | – | – | – | – | 3 | (11) | (8) |
| Distribution to non-controlling interests | | – | – | – | – | – | – | – | – | – | (20) | (20) |
| Share of an associate's other changes in reserves | | – | (50) | – | – | – | – | – | – | (50) | – | (50) |
| Dividends | 16 | – | – | – | – | – | – | – | (8,891) | (8,891) | – | (8,891) |
| Balance as at 30 June 2019 | | 80,932 | 17,759 | 10,746 | 76,231 | – | 324 | (708) | 160,499 | 345,783 | 2,612 | 348,395 |
| Balance as at 1 January 2020 | | **80,932** | **17,504** | **10,746** | **78,043** | **23** | **615** | **(625)** | **165,272** | **352,510** | **2,530** | **355,040** |
| Profit for the period | | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **13,949** | **13,949** | **122** | **14,071** |
| Other comprehensive income for the period | | **–** | **–** | **–** | **–** | **–** | **(109)** | **88** | **–** | **(21)** | **–** | **(21)** |
| Total comprehensive income for the period | | **–** | **–** | **–** | **–** | **–** | **(109)** | **88** | **13,949** | **13,928** | **122** | **14,050** |
| Share of associates' other changes in reserves | | **–** | **(6)** | **–** | **–** | **–** | **–** | **–** | **–** | **(6)** | **–** | **(6)** |
| Dividends | 16 | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **(9,262)** | **(9,262)** | **–** | **(9,262)** |
| Balance as at 30 June 2020 | | **80,932** | **17,498** | **10,746** | **78,043** | **23** | **506** | **(537)** | **169,959** | **357,170** | **2,652** | **359,822** |

The notes on pages 19 to 39 form part of these interim financial statements.

016 China Telecom Corporation Limited Interim Report 2020

Consolidated Statement of Cash Flows (Unaudited) for the six-month period ended 30 June 2020 (Amounts in million) Six-month period ended 30 June 2020 2019 Notes RMB RMB Net cash from operating activities (a) 65,286 53,027    Cash flows used in investing activities Capital expenditure (31,118) (32,863) Purchase of investments (21) (210) Payments for right-of-use assets (82) (89) Proceeds from disposal of property, plant and equipment 264 606 Proceeds from disposal of right-of-use assets 1 24 Proceeds from disposal of investments 36 —Purchase of short-term bank deposits (2,712) (1,481) Maturity of short-term bank deposits 3,988 4,788    Net    cash used in investing activities (29,644) (29,225)    Cash flows used in financing activities Repayments of principal of lease liabilities (4,964) (3,862) Proceeds from bank and other loans 32,755 50,677 Repayments of bank and other loans (62,320) (69,742) Contribution from non-controlling interests — 1,590 Net deposits received by Finance Company (b) 204 297 Increase in statutory reserve deposits placed by    Finance Company (b) (196) (83)    Net    cash used in financing activities (34,521) (21,123)    Net increase in cash and cash equivalents 1,121 2,679 Cash and cash equivalents at 1 January 20,791 16,666 Effect    of changes in foreign exchange rate 31 11    Cash and cash equivalents at 30 June 21,943 19,356 [Graphic Appears Here] The notes on pages 19 to 39 form part of these interim financial statements. China Telecom Corporation Limited Interim Report 2020 017

Consolidated Statement of Cash Flows (Unaudited) for the six-month period ended 30 June 2020 (Amounts in million) (a) Reconciliation of profit before taxation to net cash from operating activities Six-month period ended 30 June 2020 2019 RMB RMB Profit before taxation 18,246 18,518 Adjustment for: Depreciation and amortisation 44,176 43,343 Impairment losses for financial assets and other items, net of reversal 1,715 1,664 Write down of inventories, net of reversal 2 (71) Investment income (53) (26) Share of profits of associates (787) (605) Interest income (280) (210) Interest expense 1,848 2,246 Net foreign exchange loss 4 21 Net loss on retirement and disposal of long-lived assets 2,112 956 Operating profit before changes in working capital 66,983 65,836 Increase in accounts receivable (12,672) (12,701) Increase in contract assets (327) (637) (Increase)/decrease in inventories (183) 1,367 Decrease in prepayments and other current assets 593 94 Decrease in other assets 237 325 Increase/(decrease) in accounts payable 6,146 (672) Increase in accrued expenses and other payables 9,353 8,554 Decrease in contract liabilities (2,943) (5,407) Decrease in deferred revenues (30) (47) Cash generated from operations 67,157 56,712 Interest received 290 199 Interest paid (1,972) (2,189) Investment income received 576 109 Income tax paid (765) (1,804) Net cash from operating activities 65,286 53,027 (b) “Finance Company” refers to China Telecom Group Finance Co., Ltd., a subsidiary of the Company established on 8 January 2019, providing capital and financial management services to the member units of China Telecommunications Corporation. The notes on pages 19 to 39 form part of these interim financial statements. 018 China Telecom Corporation Limited Interim Report 2020

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 1. Principal Activities China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource and equipment services, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including network services, Internet access and transit, Internet data centre and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision by the PRC government and relevant regulation. 2. Basis of Preparation These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). These interim financial statements, which were authorised for issuance by the Board of Directors on 18 August 2020, reflect the unaudited financial position of the Group as at 30 June 2020 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2020. The preparation of interim financial statements in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. These interim financial statements contain consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2019 annual financial statements. The interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”). These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. China Telecom Corporation Limited Interim Report 2020 019

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 2A.Significant Event in the Current Period Following the outbreak of the novel coronavirus (Covid-19) pandemic in early 2020, the Group has been coordinating its measures on Covid-19 pandemic prevention and control with its operation and development, and has taken a series of measures to ensure smooth and reliable communications, proactively fulfilling the corporate social responsibility. The Covid-19 pandemic has impacted the operation and development of the Group, but has also stimulated new informatisation demands. The Group will keep continuous and close attention on the developments of and changes in this situation, timely assess and actively respond to its impacts on the financial position, operating results and other aspects of the Group. 3. Principal Accounting Policies These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments which are measured at fair values. Other than changes in accounting policies resulting from application of amendments to IFRSs, the accounting policies and methods of computation used in these interim financial statements are the same as those followed in the preparation of the 2019 annual financial statements of the Group. Application of amendments to IFRSs In the current interim period, the Group has applied, for the first time, the Amendments to References to the Conceptual Framework in IFRS Standards and the following amendments to IFRSs issued by the IASB that are mandatorily effective for the current period: Amendments to IAS 1 and IAS 8, “Definition of Material” Amendments to IFRS 3, “Definition of a Business” Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform” In addition, the Group has early applied the Amendment to IFRS 16, “Covid-19-Related Rent Concessions”. Except as described below, the application of the Amendments to References to the Conceptual Framework in IFRS Standards and the above amendments to IFRSs in the current period has had no material effect on the Group’s interim financial statements. 020 China Telecom Corporation Limited Interim Report 2020

3. Principal Accounting Policies (Continued) 3.1 Impacts and accounting policies on early application of Amendment to IFRS 16, “Covid- 19-Related Rent Concessions” 3.1.1 Accounting policies Leases Covid-19-related rent concessions For rent concessions relating to lease contracts that occurred as a direct consequence of the Covid-19 pandemic, the Group has elected to apply the practical expedient not to assess whether the change is a lease modification if all of the following conditions are met: • the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; • any reduction in lease payments affects only payments originally due on or before 30 June 2021; and • there is no substantive change to other terms and conditions of the lease. As a result of applying the practical expedient, the Group accounts for changes in lease payments resulting from rent concessions the same way it would account for the changes applying IFRS 16, “Leases” if the changes were not a lease modification. Forgiveness or waiver of lease payments are accounted for as variable lease payments. The related lease liabilities are adjusted to reflect the amounts forgiven or waived with a corresponding adjustment recognised in the profit or loss in the period in which the event occurs. 3.1.2 Transition and summary of effects The Group has early applied the amendment in the current interim period. The application has no impact to the opening reserves as at 1 January 2020. The amount of which the Group recognised changes in lease payments that resulted from rent concessions in the profit or loss for the current interim period was not material to the interim financial statements. 4. Segment Reporting [Graphic Appears Here] Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues. China Telecom Corporation Limited Interim Report 2020 021

China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”. (ii) China Tower Corporation Limited, the Company’s associate, is referred to as “China Tower”. [Graphic Appears Here] Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 5. Accounts Receivable, Net Accounts receivable, net, are analysed as follows: 30 June 31 December 2020 2019 Notes RMB million RMB million Third parties 36,197 24,438 China Telecom Group (i) 1,730 1,188 China Tower (ii) 7 5 Other telecommunications operators in the PRC 950 550 38,884 26,181 Less: Allowance for credit losses (6,382) (4,692) 32,502 21,489 Notes: Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows: 30 June 31 December 2020 2019 RMB million RMB million Current, within 1 month 9,393 7,545 1 to 3 months 2,759 1,777 4 to 12 months 2,164 1,822 More than 12 months 1,810 1,002 16,126 12,146 Less: Allowance for credit losses (4,030) (2,803) 12,096 9,343 022 China Telecom Corporation Limited Interim Report 2020

30 June 31 December 2020 2019 RMB million RMB million Current, within 1 month 7,685 4,701 1 to 3 months 5,797 2,964 4 to 12 months 5,461 3,768 More than 12 months 3,815 2,602 22,758 14,035 Less: Allowance for credit losses (2,352) (1,889) 20,406 12,146 6. Cash and Cash Equivalents 30 June 31 December 2020 2019 RMB million RMB million Cash at bank and in hand 19,049 20,006 Time deposits with original maturity within three months 2,894 785 21,943 20,791 7. Short-Term and Long-Term Debt Short-term debt comprises: 30 June 31 December 2020 2019 RMB million RMB million Loans from banks — unsecured 6,691 15,831 Super short-term commercial papers — unsecured 3,000 19,995 Other loans — unsecured 80 80 Loans from China Telecom Group — unsecured 2,241 6,621 Total short-term debt 12,012 42,527 [Graphic Appears Here] Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 5. Accounts Receivable, Net (Continued) Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows: The weighted average interest rate of the Group’s total short-term debt as at 30 June 2020 was 3.2% (31 December 2019: 2.9%) per annum. As at 30 June 2020, the Group’s loans from banks and other loans bear interest at rates ranging from 3.4% to 4.4% (31 December 2019: 3.5% to 4.4%) per annum, and are repayable within one year; super short-term commercial paper bear interest at rate of 2.1% (31 December 2019: from 1.9% to 2.2%) per annum, and was repaid on 9 July 2020; the loans from China Telecom Group bear interest at rates ranging from 3.1% to 3.5% (31 December 2019: 3.5%) per annum and are repayable within one year. China Telecom Corporation Limited Interim Report 2020 023

The loans from banks includes long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum obtained by the Group through banks (the “Low-interest Loans”). The Group recognised the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognised as government grants in deferred revenue. As at 30 June 2020, the loans from banks and other loans bear interest at contractual rates ranging from 1.08% to 2.30% (31 December 2019: 1.08% to 2.30%) per annum with maturity through 2036. (ii) On 22 January 2019, the Group issued three-year RMB denominated medium-term note, amounting to RMB3,000 million, with interest rate of 3.42% per annum, and incurred issuing costs of RMB3 million. The medium-term note is unsecured and is repayable on 21 January 2022. On 19 March 2019, the Group issued three-year RMB denominated medium-term note, amounting to RMB2,000 million, with interest rate of 3.41% per annum and incurred issuing costs of RMB3 million. The medium-term note is unsecured and is repayable on 18 March 2022. (iii) On 10 March 2020, the Group issued three-year RMB denominated corporate bonds, amounting to RMB2,000 million, to qualified investors in Shanghai Stock Exchange, with interest rate of 2.90% per annum. The corporate bonds are unsecured and are payable on 9 March 2023. (iv) On 25 December 2017, the Group obtained long-term RMB denominated loans, amounting to RMB40,000 million, from China Telecommunications Corporation, with the interest rate of 3.80% per annum, which are repayable within 3 to 5 years. The Group partially repaid these loans amounting to RMB3,000 million, RMB13,700 million, and RMB500 million, respectively, in 2018, 2019 and the current interim period. [Graphic Appears Here] Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 7. Short-Term and Long-Term Debt (Continued) Long-term debt comprises: 30 June 31 December 2020 2019 Notes RMB million RMB million Loans from banks — unsecured (i) 7,789 8,199 Other loans — unsecured 1 1 Medium-term notes — unsecured (ii) 4,995 4,995 Corporate bonds — unsecured (iii) 2,000 —Loans from China Telecom Group — unsecured (iv) 22,800 23,300 Total long-term debt 37,585 36,495 Less: current portion (3,936) (4,444) Non-current portion 33,649 32,051 Notes: The Group’s short-term and long-term debt do not contain any financial covenants. As at 30 June 2020, the Group had unutilised committed credit facilities amounting to RMB263,029 million (31 December 2019: RMB245,847 million). 024 China Telecom Corporation Limited Interim Report 2020

8. Accounts Payable Accounts payable are analysed as follows: 30 June 31 December 2020 2019 RMB million RMB million Third parties 95,704 78,123 China Telecom Group 19,494 19,531 China Tower 6,628 4,312 Other telecommunications operators in the PRC 613 650 122,439 102,616 Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties. Ageing analysis of accounts payable based on the due dates is as follows: 30 June 31 December 2020 2019 RMB million RMB million Due within 1 month or on demand 16,465 17,546 Due after 1 month but within 3 months 21,560 17,273 Due after 3 months but within 6 months 46,108 33,237 Due after 6 months 38,306 34,560 122,439 102,616 [Graphic Appears Here] Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 China Telecom Corporation Limited Interim Report 2020 025

Notes to the Unaudited Interim Financial Statements
for the six-month period ended 30 June 2020

## 9. Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

| | Assets | | Liabilities | | Net Balance | |
|---|---|---|---|---|---|---|
| | 30 June 2020 RMB million | 31 December 2019 RMB million | 30 June 2020 RMB million | 31 December 2019 RMB million | 30 June 2020 RMB million | 31 December 2019 RMB million |
| Provisions and impairment losses, primarily for credit losses | 2,321 | 1,953 | — | — | 2,321 | 1,953 |
| Property, plant and equipment and others | 5,087 | 4,862 | (22,117) | (18,831) | (17,030) | (13,969) |
| Right-of-use assets and lease liabilities | 718 | 744 | — | — | 718 | 744 |
| Deferred revenues and installation costs | 11 | 18 | (7) | (13) | 4 | 5 |
| Equity instruments at fair value through other comprehensive income | — | — | (198) | (234) | (198) | (234) |
| | 8,137 | 7,577 | (22,322) | (19,078) | (14,185) | (11,501) |

| | Balance at 1 January 2020 RMB million | Recognised in consolidated statement of comprehensive income RMB million | Balance at 30 June 2020 RMB million |
|---|---|---|---|
| Provisions and impairment losses, primarily for credit losses | 1,953 | 368 | 2,321 |
| Property, plant and equipment and others | (13,969) | (3,061) | (17,030) |
| Right-of-use assets and lease liabilities | 744 | (26) | 718 |
| Deferred revenues and installation costs | 5 | (1) | 4 |
| Equity instruments at fair value through other comprehensive income | (234) | 36 | (198) |
| | (11,501) | (2,684) | (14,185) |

026 China Telecom Corporation Limited Interim Report 2020

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 10. Operating Revenues Disaggregation of revenue Six-month period ended 30 June 2020 2019 Notes RMB million RMB million Type of goods or services    Revenue from contracts with customers Voice services (i) 20,803 23,529 Internet services (ii) 103,215 98,895 Information and application services (iii) 49,266 46,759 Telecommunications network resource and equipment services (iv) 11,424 10,937 Sales of goods and others (v) 6,881 8,668 Subtotal 191,589 188,788 Revenue from other sources (vi) 2,214 1,700 Total operating revenues 193,803 190,488 Timing of revenue recognition A point in time 5,329 7,166 Over time 188,474 183,322 Total operating revenues 193,803 190,488 Notes: (i) Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services. (ii) Represent amounts charged to customers for the provision of Internet access services. (iii) Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service, etc. (iv) Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services. (v) Represent primarily revenue from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO). (vi) Represent primarily revenue from property rental and other revenues. China Telecom Corporation Limited Interim Report 2020 027

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 11. Network Operations and Support Expenses Six-month period ended 30 June 2020 2019 Note RMB million RMB million Operating and maintenance 33,539 29,931 Utility 7,410 6,775 Network resources usage and related fee (i) 11,473 10,168 Others 5,276 3,906 57,698 50,780 Note: (i) Network resources usage and related fee includes the variable lease payments not depending on an index or a rate and fee for non-lease components in respect of telecommunications towers and related assets lease and fee in respect of the short-term leases and leases of low-value assets, variable lease payments not depending on an index or a rate and fee for non-lease components in respect of the usage of network resources provided by third parties. 12. Personnel Expenses Personnel expenses are attributable to the following functions: Six-month period ended 30 June 2020 2019 RMB million RMB million Network operations and support 23,799 21,882 Selling, general and administrative 11,713 11,434 35,512 33,316 028 China Telecom Corporation Limited Interim Report 2020

Six-month period ended 30 June 2020 2019 RMB million RMB million Interest expense on short-term and long-term debts 1,162 1,514 Interest expense on lease liabilities 745 804 Less: Interest expense capitalised* (59) (72) Net interest expense 1,848 2,246 Interest income (280) (210) Foreign exchange losses 525 310 Foreign exchange gains (521) (289) 1,572 2,057 * Interest expense was capitalised in construction in progress at the following rates per annum 3.5%-4.4% 3.5%-4.4% Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 13. Other Operating Expenses Six-month period ended 30 June 2020 2019 Notes RMB million RMB million Interconnection charges (i) 5,804 6,289 Cost of goods sold (ii) 4,888 6,876 Donations 2 1 Others (iii) 748 723 11,442 13,889 Notes: (i) Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks. (ii) Cost of goods sold primarily represents cost of telecommunications equipment sold. (iii) Others mainly include tax and surcharges other than value-added tax and income tax. 14. Net Finance Costs China Telecom Corporation Limited Interim Report 2020 029

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 15. Income Tax Income tax in the profit or loss comprises: Six-month period ended 30 June 2020 2019 RMB million RMB million Provision for PRC income tax 1,367 1,941 Provision for income tax in other tax jurisdictions 88 55 Deferred taxation 2,720 2,497 4,175 4,493 A reconciliation of the expected tax expense with the actual tax expense is as follows: Six-month period ended 30 June 2020 2019 Notes RMB million RMB million Profit before taxation 18,246 18,518 Expected income tax expense at statutory tax rate of 25% (i) 4,562 4,630 Differential tax rate on mainland China subsidiaries’ and branches’ income (i) (279) (133) Differential tax rate on other subsidiaries’ income (ii) (37) (55) Non-deductible expenses (iii) 273 446 Non-taxable income (iv) (205) (141) Others (v) (139) (254) Actual income tax expense 4,175 4,493 [Graphic Appears Here] 030 China Telecom Corporation Limited Interim Report 2020

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of mainland China. (ii) Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%. (iii) Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes. (iv) Amounts represent miscellaneous income which are not subject to income tax. (v) Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits such as additional tax deduction on research and development expenses. [Graphic Appears Here] Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 15. Income Tax (Continued) Notes: 16. Dividends Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2020, a final dividend of RMB0.114441 (equivalent to HK$0.125) per share totaling RMB9,262 million in respect of the year ended 31 December 2019 was declared, and paid on 31 July 2020. Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2019, a final dividend of RMB0.109851 (equivalent to HK$0.125) per share totaling RMB8,891 million in respect of the year ended 31 December 2018 was declared, and paid on 26 July 2019. The Board of Directors has resolved not to pay an interim dividend. 17. Basic Earnings Per Share The calculation of basic earnings per share for the six-month period ended 30 June 2020 and 2019 is based on the profit attributable to equity holders of the Company of RMB13,949 million and RMB13,909 million, respectively, divided by 80,932,368,321 shares. The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented. China Telecom Corporation Limited Interim Report 2020 031

• Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments • Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data • Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 18. Capital Commitments As at 30 June 2020 and 31 December 2019, the Group had capital commitments as follows: 30 June 31 December 2020 2019 RMB million RMB million Contracted for but not provided Property 1,560 1,810 Telecommunications network plant and equipment 18,880 19,131 20,440 20,941 19. Fair Value Measurements of Financial Instruments Financial assets of the Group include cash and cash equivalents, bank deposits, equity instruments, accounts receivable, financial assets at fair value through profit or loss and financial assets included in prepayments and other current assets. Financial liabilities of the Group include short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables. Fair Value Measurements Based on IFRS 13, “Fair Value Measurement”, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows: The fair values of the Group’s financial instruments (other than long-term debt and financial instruments measured at fair value) approximate their carrying amounts due to the short-term maturity of these instruments. 032 China Telecom Corporation Limited Interim Report 2020

30 June 2020 31 December 2019 Carrying Fair Carrying Fair amount value amount value RMB million RMB million RMB million RMB million Long-term debt 37,585 36,962 36,495 35,780 [Graphic Appears Here] Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 19. Fair Value Measurements of Financial Instruments (Continued) The listed equity securities investments included in the Group’s equity instruments at fair value through other comprehensive income are categorised as level 1 financial instruments. As at 30 June 2020, the fair value of the Group’s listed equity securities investments is RMB1,084 million (31 December 2019: RMB1,228 million), based on quoted market price on PRC stock exchanges. The Group’s other equity investments, included in equity instruments at fair value through other comprehensive income, are unlisted equity interests. The fair value of long-term debt is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 2.9% to 4.9% (31 December 2019: 3.7% to 4.9%). As at 30 June 2020 and 31 December 2019, the carrying amounts and fair values of the Group’s long-term debt were as follows: During both periods, there were no transfers among instruments in level 1, level 2 or level 3. China Telecom Corporation Limited Interim Report 2020 033

Represent construction and engineering as well as design and supervisory services provided by China Telecom Group. (ii) Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services. (iii) Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.    Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 20. Related Party Transactions (a) Transactions with China Telecom Group The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group. The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows: Six-month period ended 30 June 2020 2019 Notes RMB million RMB million Construction and engineering services (i) 5,785 6,177 Receiving ancillary services (ii) 8,769 8,477 Interconnection revenues (iii) 28 49 Interconnection charges (iii) 56 89 Receiving community services (iv) 1,440 1,373 Net transaction amount of centralised services (v) 181 49 Property lease income (vi) 17 16 Property lease related expenses (vii) 189 142 Addition to right-of-use assets (vii) 203 95 Interest expense on lease liabilities (vii) 7 8 Provision of IT services (viii) 235 166 Receiving IT services (viii) 864 753 Purchases of telecommunications equipment and materials (ix) 1,369 1,353 Sales of telecommunications equipment and materials (ix) 748 626 Internet applications channel services (x) 38 50 Interest on loans from China Telecom Group* (xi) 501 770 Others* (xii) 113 92 Net deposit by China Telecom Group with Finance Company* (xiii) 204 297 Interest expense on the deposit by China Telecom Group with Finance Company* (xiii) 29 — * These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements under Rules 14A.76 or 14A.90 of the Listing Rules. Notes: 034 China Telecom Corporation Limited Interim Report 2020

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 20. Related Party Transactions (Continued) (a) Transactions with China Telecom Group (Continued) Notes: (Continued) (iv) Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services. (v) Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services. (vi) Represent amounts of property lease fee received and receivable from China Telecom Group for leasing of properties. (vii) Represent amounts in respect of the leasing of properties from China Telecom Group. Property lease related expenses include the fee for short-term leases, leases of low-value assets, variable lease payments not depending on an index or a rate and fee for non-lease components. (viii) Represent IT services provided to and received from China Telecom Group. (ix) Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group. (x) Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc. (xi) Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 7). (xii) Represent amounts paid and payable to China Telecom Group primarily for usage of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibres within its service regions and certain land use rights. (xiii) Represent amounts related to financial services provided by Finance Company to China Telecom Group, including lending service, deposit service and other financial services. China Telecom Corporation Limited Interim Report 2020 035

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 20. Related Party Transactions (Continued) (a) Transactions with China Telecom Group (Continued) Amounts due from/to China Telecom Group are summarised as follows: 30 June 31 December 2020 2019 RMB million RMB million Accounts receivable 1,730 1,188 Contract assets 57 27 Prepayments and other current assets 1,153 1,233 Total amounts due from China Telecom Group 2,940 2,448 Accounts payable 19,494 19,531 Accrued expenses and other payables 12,351 6,069 Contract liabilities 133 162 Lease liabilities 471 389 Short-term debt 2,241 6,621 Long-term debt 22,800 23,300 Total amounts due to China Telecom Group 57,490 56,072 Amounts due from/to China Telecom Group, other than short-term debt, long-term debt and deposit with Finance Company included in accrued expenses and other payables, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 7. As at 30 June 2020 and 31 December 2019, no material loss allowance was recognised in respect of amounts due from China Telecom Group. (b) Transactions with China Tower The principal transactions with China Tower are as follows: Six-month period ended 30 June 2020 2019 Notes RMB million RMB million Tower assets lease related expenses (i) 5,777 5,329 Addition to right-of-use assets (i) 1,434 1,285 Interest expenses on lease liabilities (i) 419 478 Provision of IT services (ii) 15 12 036 China Telecom Corporation Limited Interim Report 2020

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 20. Related Party Transactions (Continued) (b) Transactions with China Tower (Continued) Notes: (i) Represent amounts in respect of the lease of tower assets. Tower assets lease related expenses include the variable lease payments not depending on an index or a rate and fee for non-lease components. (ii) Represent IT and other ancillary services provided to China Tower. Amounts due from/to China Tower are summarised as follows: 30 June 31 December 2020 2019 RMB million RMB million Accounts receivable 7 5 Prepayments and other current assets 205 192 Total amounts due from China Tower 212 197 Accounts payable 6,628 4,312 Accrued expenses and other payables 1,380 1,261 Contract liabilities 34 1 Lease liabilities 21,815 24,474 Total amounts due to China Tower 29,857 30,048 Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. As at 30 June 2020 and 31 December 2019, no material loss allowance was recognised in respect of amounts due from China Tower. China Telecom Corporation Limited Interim Report 2020 037

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 20. Related Party Transactions (Continued) (c) Key management personnel compensation Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. Key management personnel compensation of the Group is summarised as follows: Six-month period ended 30 June 2020 2019 RMB thousand RMB thousand Short-term employee benefits 3,147 3,512 Post-employment benefits 442 505 3,589 4,017 The above remuneration is included in personnel expenses. (d) Contributions to post-employment benefit plans As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 20% of the salaries, bonuses and certain allowances of the employees, while the PRC government resolved to reduce half of such contributions from February to April 2020 in order to help enterprises withstand the Covid-19 pandemic and stabilise employment. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the above plans for the six-month period ended 30 June 2020 were RMB2,981 million (six-month period ended 30 June 2019: RMB3,758 million). The amount payable for contributions to the above defined contribution retirement plans as at 30 June 2020 was RMB891 million (31 December 2019: RMB755 million). 038 China Telecom Corporation Limited Interim Report 2020

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2020 20. Related Party Transactions (Continued) (e) Transactions with other government-related entities in the PRC The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”). Apart from transactions with parent company and its fellow subsidiaries (Note 20(a)) and China Tower (Note 20(b)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following: • rendering and receiving services, including but not limited to telecommunications services • sales and purchases of goods, properties and other assets • lease of assets • depositing and borrowing • use of public utilities These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not. The directors of the Company believe the above information provides appropriate disclosure of related party transactions. China Telecom Corporation Limited Interim Report 2020 039

Other Information Management Discussion and Analysis According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed in this report, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2019 Annual Report. Purchase, Sale or Redemption of Listed Securities of the Company During the six-month period ended 30 June 2020, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities. Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company As at 30 June 2020, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Listing Rules. As at 30 June 2020, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures. Change of Directors, Supervisors and Senior Management since the Date of the 2019 Annual Report The term of office of the sixth session of the Board of Directors of the Company expired at the annual general meeting for the year 2019 held on 26 May 2020 (the “2019 AGM”). Mr. Ke Ruiwen, Mr. Li Zhengmao, Mr. Shao Guanglu, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min, Mr. Wang Guoquan, Mr. Chen Shengguang, Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason were appointed as Directors of the seventh session of the Board of Directors of the Company at the 2019 AGM. The term of office of the sixth session of the Supervisory Committee of the Company expired at the 2019 AGM. Mr. Sui Yixun, Mr. Xu Shiguang and Mr. You Minqiang were appointed as Shareholder Representative Supervisors of the seventh session of the Supervisory Committee of the Company at the 2019 AGM. Meanwhile, Mr. Zhang Jianbin and Mr. Dai Bin have been elected by the employees of the Company democratically as the Employee Representative Supervisors of the seventh session of the Supervisory Committee of the Company. Due to their age, Mr. Yang Jianqing, an Employee Representative Supervisor, and Mr. Ye Zhong, a Shareholder Representative Supervisor, of the sixth session of the Supervisory Committee retired from their positions as Supervisors of the Company upon the expiry of their term of office at the 2019 AGM. The changes in the biographical information relating to the Directors and Supervisors of the Company since the date of the Company’s 2019 Annual Report are set out below: 040 China Telecom Corporation Limited Interim Report 2020

Other Information

Mr. Wang Guoquan, an Executive Director and Executive Vice President of the Company, no longer served as a director of Besttone Holding Co., Ltd., which is listed on the Shanghai Stock Exchange. Mr. Zhang Jianbin, an Employee Representative Supervisor of the Company, is currently the Deputy Managing Director of the Legal Department (Compliance Management Department) of the Company and no longer served as the Deputy Managing Director of the Corporate Strategy Department (Legal Department) of the Company.

Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The biographical details of the Directors, Supervisors and senior management are available on the website of the Company (www.chinatelecom-h.com).

## Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 30 June 2020, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at the shareholders' class meetings of the Company (excluding the Directors and Supervisors) in the shares and underlying shares of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

| Name of Shareholders | Number of shares | Class of shares | Approximate percentage of the respective class of shares in issue | Approximate percentage of the total number of shares in issue | Capacity |
|---|---|---|---|---|---|
| China Telecommunications Corporation | 57,377,053,317 (Long position) | Domestic shares | 85.57% | 70.89% | Beneficial owner |
| Guangdong Rising Assets Management Co., Ltd. | 5,614,082,653 (Long position) | Domestic shares | 8.37% | 6.94% | Beneficial owner |
| Citigroup Inc. | 1,692,521,195 (Long position) | H shares | 12.19% | 2.09% | 83,200 shares as person having a security interest in shares; 34,628,492 shares as interest of controlled corporation; and 1,657,809,503 shares as approved lending agent |
| | 12,902,000 (Short position) | H shares | 0.09% | 0.01% | Interest of controlled corporation |
| | 1,657,809,503 (Shares available for lending) | H shares | 11.94% | 2.04% | Approved lending agent |
| BlackRock, Inc. | 1,263,842,588 (Long position) | H shares | 9.11% | 1.56% | Interest of controlled corporation |

China Telecom Corporation Limited Interim Report 2020 041

Other Information Approximate Approximate percentage of percentage of the respective the total Name of class of number of Shareholders Number of shares Class of shares shares in issue shares in issue Capacity GIC Private Limited 1,249,043,475 H shares 9.00% 1.54% Investment manager (Long position) The Bank of New York 955,258,598 H shares 6.88% 1.18% Interest of controlled Mellon Corporation (Long position) corporation 499,924,300 H shares 3.60% 0.61% Interest of controlled (Short position) corporation 434,849,906 H shares 3.13% 0.53% Interest of controlled (Shares available corporation for lending) JPMorgan Chase & Co. 817,495,536 H shares 5.89% 1.01% 241,290,530 shares as interest (Long position) of controlled corporation; 67,370,200 shares as investment manager; 25,702,235 shares as person having a security interest in shares; and 483,132,571 shares as approved lending agent 118,852,228 H shares 0.85% 0.14% Interest of controlled (Short position) corporation 483,132,571 H shares 3.48% 0.59% Approved lending agent (Shares available for lending) Save as disclosed above, as at 30 June 2020, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares and underlying shares of the Company. 042 China Telecom Corporation Limited Interim Report 2020

Other Information Audit Committee The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters of the Group including the review of the Company’s Interim Report for the six-month period ended 30 June 2020. Compliance with the Corporate Governance Code The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, continuously developing corporate governance practices and protecting shareholders’ interests to the maximum degree. The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2020. In the Company’s opinion, through supervision by the Board of Directors and Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations around the world also have similar arrangements. Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2020. Compliance with the Model Code for Securities Transactions by Directors and Supervisors The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code regarding the requirements in conducting securities transactions for the period from 1 January 2020 to 30 June 2020. China Telecom Corporation Limited Interim Report 2020 043

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